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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                  (Rule 13d-1)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 2)

                        Templeton China World Fund, Inc.
                     --------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                     --------------------------------------
                         (Title of Class of Securities)

                                    88018X102
                     --------------------------------------
                                 (CUSIP Number)



                                    COPY TO:
Michael Pradko                                          Timothy W. Diggins, Esq.
Harvard Management Company, Inc.                        Ropes & Gray
600 Atlantic Avenue                                     One International Place
Boston, MA  02210                                       Boston, MA  02110
(617) 523-4400                                          (617) 951-7389
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               December 13, 2002
           ----------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |X|.

                               Page 1 of 13 Pages

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                                  SCHEDULE 13D
-------------------                                          ------------------
CUSIP No. 88018X102                                          Page 2 of 13 Pages
-------------------                                          ------------------
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   1.      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            President and Fellows of Harvard College

--------------------------------------------------------------------------------
                                                                      (a)   [_]
   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (b)   [_]
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   3.      SEC USE ONLY

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   4.      SOURCE OF FUNDS*
             WC

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           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   5.      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [_]

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   6.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Massachusetts

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                               7.    SOLE VOTING POWER
        NUMBER OF                          4,934,600
         SHARES
      BENEFICIALLY           ---------------------------------------------------
        OWNED BY
          EACH                 8.    SHARED VOTING POWER
        REPORTING                          ----
         PERSON
          WITH               ---------------------------------------------------

                               9.    SOLE DISPOSITIVE POWER
                                           4,934,600

                             ---------------------------------------------------

                              10.    SHARED DISPOSITIVE POWER
                                           ----

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   11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         4,934,600

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           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES            [_]
   12.     CERTAIN SHARES*

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   13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                         30.3%

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   14.     TYPE OF REPORTING PERSON*
                         EP

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 13 Pages

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                                  SCHEDULE 13D

                        Templeton China World Fund, Inc.

Item 1. Security and Issuer.

     This statement relates to the shares of common stock, $0.01 par value (the "Common Stock"), of Templeton China World Fund, Inc., a Maryland corporation (the "Fund" or "Issuer"), which has its principal executive offices at 500 East Broward Blvd., Suite 2100, Fort Lauderdale, FL 33394.

Item 2. Identity and Background.

     This statement is filed by President and Fellows of Harvard College ("Harvard"), a Massachusetts educational corporation. The principal executive offices of Harvard are located at c/o Harvard Management Company, 600 Atlantic Avenue, Boston, Massachusetts 02210. Harvard's investment activities are carried on from the offices of Harvard Management Company at 600 Atlantic Avenue, Boston, Massachusetts 02210.

     Information relating to each of the President, Fellows and executive officers of Harvard is contained in Exhibit A attached hereto and incorporated herein by reference. Each of the President, Fellows and executive officers of Harvard is a citizen of the United States of America.

     None of Harvard or, to the best of Harvard's knowledge or belief, any of the persons listed in Exhibit A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). Neither Harvard, nor to the best of Harvard's knowledge and belief, any of the persons listed in Exhibit A has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     Beneficial ownership of the Common Stock of the Fund to which this statement relates was acquired by Harvard with Harvard's general funds.

Item 4. Purpose of Transaction.

     Harvard has sent the letter set forth in Exhibit B hereto to the Fund, notifying the Fund of certain matters that Harvard intends to propose for consideration at the Fund's 2003 annual meeting of stockholders. Harvard has today sent to the Fund the open letter to the independent Directors of Templeton China World Fund, Inc. and Templeton Dragon Fund, Inc. attached hereto as Exhibit C.

     This Schedule 13D filing is occasioned by the sending of such letters and Harvard's intention to propose the matters described in the letter set forth in Exhibit B for consideration at the Fund's 2003 annual meeting of stockholders.

     The securities of the Fund acquired and held by Harvard were acquired in the ordinary course of business and were not acquired for the purpose of or, except as described herein, with the effect of changing or influencing the control of the Fund.

     Except as described above or in previous filings by Harvard on Schedule 13D, Harvard does not have any plans or proposals which relate to or would result in any of the actions set forth in


                               Page 3 of 13 Pages

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parts (a) through (j) of Item 4. Harvard reserves the right to make any such plans or proposals in the future or to take any other steps to enhance the value of its investment.

Item 5. Interest in Securities of the Fund.

     (a), (b) Harvard is the beneficial owner of 4,934,600 shares of Common Stock (approximately 30.3% of the shares of Common Stock).

     Harvard has sole power to vote and sole power to dispose of such shares to which this Statement relates.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Fund.

     Not applicable.

Item 7. Material to be Filed as Exhibits.


Exhibit A   --   Information concerning the President, Fellows and executive officers of Harvard.


Exhibit B   --   Letter from Harvard to the Fund.


Exhibit C   --   Open letter to the independent Directors of Templeton China
                 World Fund, Inc. and Templeton Dragon Fund, Inc.


                               Page 4 of 13 Pages

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                                    Signature

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 13,  2002

PRESIDENT AND FELLOWS OF HARVARD COLLEGE

By: /s/ Michael S. Pradko
   ----------------------------
   Name:  Michael S. Pradko
   Title:   Authorized Signatory


                               Page 5 of 13 Pages

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EXHIBIT INDEX

                                                           Page Number In
Exhibit                                                    Sequentially
Number         Description                                 Numbered Copy
-------        -----------                                 --------------

A              Information Concerning the President,             7
               Fellows and executive officers of Harvard

B              Letter from Harvard to the Fund                   8


C              Open letter to the independent Directors of       9
               Templeton China World Fund, Inc. and
               Templeton Dragon Fund, Inc.


                               Page 6 of 13 Pages